SECURITIES AND EXCHANGE COMMISSION
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 21 2009
DIVISION OF MARKET REGULATION

09041357

SEC FILE NUMBER
8-27683

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Fifth Ave, 5th Floor
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katherine Babitts **(212) 590-1859**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) **New York** (City) **New York** (State) **10281-1414** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

8/3/09

Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC

Table of Contents

**For conditions of confidential treatment of certain portions of this filing, see sections 240.17a-5(e)(3).

AFFIRMATION

I, Katherine Babitts, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (the "Company") as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director have any proprietary interest in any account classified solely as that of a customer.

Signature — March 30, 2009
Date

Vice President
Title

Subscribed and Sworn to before me
on this 30th day of March, 2009

Notary Public

ALBERTO J. TRO[illegible]
Notary Public, State of New York
[illegible]28197
[illegible] in New [illegible]
[illegible] Expires 1/29/12

FOX-PITT KELTON COCHRAN CARONIA WALLER (USA) LLC

(S.E.C. I.D. No. 8-27683)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2008 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC

We have audited the accompanying statement of financial condition of Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 30, 2009

Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 59,643,235
Deposits with clearing broker	366,692
Receivable from clearing broker	151,899
Trading assets, at fair value	2,502
Fixed assets and leasehold improvements at cost, less accumulated depreciation and amortization of $1,562,201	3,938,938
Receivable from customers	8,939,505
Income taxes receivable	211,396
Receivable from affiliates	1,616,954
Other assets	1,376,751
Total assets	$ 76,247,872
Liabilities and Partners' Capital	
Liabilities	
Payable to clearing broker	$ 3,205
Accounts payable and accrued expenses	33,870,291
Income taxes payable	2,527,200
Payable to affiliates	2,165,669
Total liabilities	$ 38,566,365
Partners' Capital	37,681,507
Total liabilities and partners' capital	$ 76,247,872

See notes to Statement of Financial Condition.

1. Nature of Operations and Organization of the Company

As of December 31, 2008, Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (the "Company") is a 99.3% owned subsidiary of Fox-Pitt Kelton Cochran Caronia Waller LLC ("FPK LLC") and a 0.7% owned subsidiary of Fox-Pitt Kelton Cochran Caronia Waller (USA) Incorporated ("FPI"). FPI is a wholly owned subsidiary of FPK LLC.

On August 29, 2007, Fox-Pitt, Kelton Incorporated ("FPKI"), the Company's predecessor, converted from a Delaware corporation to a Delaware limited liability company named Fox-Pitt Kelton (USA) LLC. Upon conversion, all of the assets and liabilities of FPKI were assumed by Fox-Pitt Kelton (USA) LLC. On August 31, 2007, FPK LLC acquired Chicago-based Cochran Caronia Waller LLC ("CCW") and its wholly owned subsidiary, Cochran Caronia Waller Securities LLC ("CCW Securities") and merged the assets and liabilities of CCW and CCW Securities into FPKI. CCW Securities was a company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). FPKI then changed its name to Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC.

The Company is registered as a broker-dealer with the SEC and is a member of FINRA. The Company primarily focuses on the financial institutions sector with clients principally consisting of investment companies, mutual funds and hedge funds. As part of its business the Company underwrites equity securities and advises clients regarding capital-raising and strategic business initiatives. The Company clears its customers' domestic securities transactions through an unaffiliated broker-dealer on a fully disclosed basis. The Company also executes foreign securities transactions for institutional customers. These transactions are cleared by an affiliated broker-dealer in the United Kingdom.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents comprise demand-deposits in banks, money market instruments having maturities three months or less, and cash held at the Company's clearing broker. Included in Cash and cash equivalents of $59,643,235 on the Statement of Financial Condition is $185,575 of cash held at the Company's clearing broker and $55,171,489 in Federated money market funds held through the Company's clearing broker.

Trading Assets and Liabilities

Trading assets comprise U.S. equity securities totaling $2,502. Trading liabilities comprise short positions in U.S. equity securities. These assets and liabilities are recorded on a trade date basis and are carried at fair value, and are generated, as a result of the Company's purchase and sale of equity securities in its capacity as a market maker and the Company's purchase and sale of equity option contracts in support of its activities as a market maker. In addition, the Company engages in trading on a principal basis with various institutional investors. Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net on a trade date basis on the Statement of Financial Condition.

Fair Value Measurements

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements,* for the year ended December 31, 2008. SFAS No. 157 defines fair value, establishes

a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

- Level 2 inputs (other than quoted prices included within Level 1) are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability. Unobservable inputs reflect managements' own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company's assets and liabilities subject to SFAS No. 157 application were all valued with Level 1 inputs at December 31, 2008.

The Company also adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an Amendment of FASB Statement No. 115,* on January 1, 2008. SFAS No. 159 permits entities to irrevocably elect on an instrument-by-instrument basis to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value, at specified election dates. As of December 31, 2008, the Company has not elected to apply the fair value option to any of its assets, liabilities or commitments.

Employee Compensation and Benefits
Employee benefits and other costs are recorded as incurred. Employee bonuses related to the current reporting period are accrued as a percentage of revenues earned. At December 31, 2008 the Company accrued $29,345,288 for employee bonuses of which $27,782,441 related to discretionary bonuses determined in January 2009. The remaining $1,562,847 of accrued bonuses related to guaranteed bonus payments calculated based on employment contracts. Deferred compensation pursuant to the Company's Plan described in Note 8 was accrued ratably over the relevant vesting period.

Share-based payments are measured at fair value as determined by management on the date of grant and amortized to compensation expense over the requisite service period. Share-based awards issued to employees that do not require future service are expensed immediately on the grant date.

Fixed Assets and Leasehold Improvements
Fixed assets are depreciated on a straight-line basis using an estimated useful life of three to five years for software and computer equipment; four to five years for telephone equipment; three to seven years for other office equipment; and, three to nine years for furniture and fittings. Leasehold

improvements are amortized on a straight-line basis over the lesser of the remaining term of the respective leases or the estimated useful life of the improvements.

Income Taxes
The Company is taxed as a limited liability company and generally will not pay Federal or state income tax on its taxable income. The Company is required to file a New York City Unincorporated Business Tax return and pay tax on the income apportioned to New York City. See Note 4 for a complete discussion of income taxation.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the Statement of Financial Condition

In preparing the Statement of Financial Condition, the Company makes estimates regarding bonuses, share-based payments, the estimated useful lives of its fixed assets and leasehold improvements; the outcome of litigation; underwriting expenses associated with the generation of syndicate revenues; and, other matters that affect the reported amounts and disclosure of contingencies in the Statement of Financial Condition.

Estimates, by their nature, are based on judgment and available information; therefore, actual results could differ from those estimates and could have a material impact on the Company's Statement of Financial Condition.

New Accounting Pronouncements
In June 2006, the FASB issued interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. On January 23, 2008, the FASB deferred the effective date of FIN 48 for eligible non-public enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2007. On October 15, 2008, FASB extended the deferral period for non-public companies until fiscal years beginning after December 15, 2008. The Company will adopt FIN 48 for the year ending December 31, 2009. The Company does not anticipate the adoption of FIN 48 will have a material effect on its financial condition.

3. Related Party Transactions

During 2004, the Company entered into a revolving subordinated loan agreement with Swiss Re Financial Products Corporation ("SRFPC"), an affiliate of the Company, which was renegotiated on June 28, 2006 for a period of two years ending June 28, 2008, bearing interest based on six-month LIBOR on a revolving basis. Under the terms of the agreement, SRFPC would extend credit to the Company on a revolving basis with the balance not to exceed $20,000,000 in the aggregate. Any draws under this facility were intended to be included in "Liabilities subordinated to claims of general creditors allowable in computation of net capital" as defined pursuant to SEC Exchange Act Rule 15c3-1. This credit line could be drawn down by the Company on a revolving basis or repaid,

subject to the provisions of the agreement and regulatory requirements. The facility was closed on June 28, 2008 and no draw downs occurred during 2008.

During 2007, SRFPC provided to the Company certain operational and administrative services pursuant to a transition services agreement which expired on February 12, 2007. In January 2008, the balance outstanding of $971,729 at December 31, 2007 was repaid.

On June 29, 2006, the Company entered into an agreement to extend credit, to a maximum of $1,500,000, to Fox-Pitt, Kelton Group Limited ("FPKG"). The agreement extends credit for a period of three years, bearing interest based on six-month LIBOR. In addition, the Company entered into an agreement with FPKG on June 29, 2006, whereby FPKG provides facilities and IT services on behalf of the Company. As of December 31, 2008, a net amount of $1,616,954 relating to both these agreements is included in Receivable from affiliates on the Statement of Financial Condition.

The Company participates in global allocations of revenues generally derived from research, sales and equity capital activities performed by affiliates as well as incurring expenses for services provided by affiliates. As of December 31, 2008, a net amount of $2,165,669 due to these affiliates is included in Payable to affiliates on the Statement of Financial Condition.

4. Income Taxes

A tax benefit has been recognized by the Company for a deferred tax asset of $6,283 which is included in Other assets on the Statement of Financial Condition.

5. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments for which it is practicable to estimate the value, whether or not recognized, on the Statement of Financial Condition. As a registered broker-dealer, trading assets and liabilities are recorded at fair value. The fair value of other financial assets and liabilities are considered to approximate the recorded value due to their short-term nature.

6. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions as principal and as agent are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds and other financial institutions. In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a U.S. clearing broker and an affiliated broker-dealer in the United Kingdom on a fully disclosed basis. The Company has agreed to indemnify the clearing brokers for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no amounts to be indemnified to the clearing brokers for these customers.

The Company is a market maker in a number of securities and in this capacity may have significant positions in its inventory or be required to purchase significant positions in a volatile market. In order to control this risk, security positions are monitored on at least a daily basis, and there are regulatory guidelines that limit the obligations of the market maker to purchase the securities in a

volatile market. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2008, at the fair value of the related securities and will incur a loss if the fair value of these securities increases subsequent to December 31, 2008.

These securities are held in custody at major international financial institutions which have worldwide custody facilities and are members of major securities exchanges. The Company is subject to credit risk to the extent that these institutions may be unable to fulfill their obligations to return the Company's securities or cash held at the brokers. The Company had $55,723,756 of cash on deposit or investments in Federated money market funds at its unaffiliated clearing broker as of December 31, 2008 of which $55,357,064 is included in Cash and cash equivalents and $366,692 is included in Deposits with clearing broker on the Statement of Financial Condition.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty, customer and the clearing broker with which it conducts business. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform their contractual obligations.

7. Commitments

Leases

The Company has entered into leases with respect to five office locations. The lease on its primary office location in New York City was entered into by FPKG and expires in 2016. The Company and FPKG have entered into a service agreement under which the Company is responsible for any obligations under this lease. The lease on the Company's Hartford office expires in 2013, and the lease on its Boston location expires in 2009. Furthermore, as a result of its acquisition of CCW referenced in Note 1 above, the Company inherited New York City and Chicago office leases expiring in 2017. Total minimum future lease payments of $17,222,597, related to all five leases noted above, are payable as follows:

2009	$	2,045,064
2010		2,034,234
2011		2,042,891
2012		2,214,173
2013 to 2017		8,886,235

Effective February 1, 2008, the Company entered into a sublease for the New York City office location which was inherited as part of the CCW acquisition. The sublease terminates simultaneously with the primary lease and requires lease payments equal to those the Company is obligated to pay as the original lessee. Total minimum future lease payments of $2,371,667 are to be received by the Company under the sublease.

8. Deferred Compensation and Share-Based Compensation

During 2008, the Company issued FPKLLC stock to employees under three plans: Shares issued as part of the 2006 Deferred Compensation Plan, the Share Issuance Plan and the Loan Forgiveness Plan. The Company accounts for share-based payments at fair value, in accordance with SFAS No. 123(R), *Share-Based Payment.*

2006 Deferred Compensation Plan: FPK LLC sponsored a Deferred Compensation Plan (the "Plan") in which the Company participated and under which the Company declared deferred cash bonuses of $4,376,311 as of December 31, 2006. During 2007, FPK LLC amended the vesting provisions of the Plan such that fifty percent of the deferred compensation vested in September 2007 and fifty percent vested in September 2008. The Company accrued for the plan ratably over the required service period. Furthermore, FPK LLC provided employees with the option to take up to forty percent of the deferred bonus otherwise payable in cash in September 2007 and use it to purchase up to 326,433 shares of FPK LLC at the September 30, 2007 net book value. Vested amounts elected by employees pursuant to this option were withheld by the Company and were remitted to FPK LLC upon FPK LLC's issuance of share certificates to the participating employees in March 2008. Remaining amounts owed under the Plan were paid in cash on the September 2008 vesting date.

Share Issuance Plan: The Company issued shares in FPK LLC as part of a share issuance plan which was offered to certain employees. The Company elected to allocate between 2% and 4% of additional equity of FPK LLC to a limited group of persons based on performance, tenure, and experience. The employees were offered to purchase the shares at the December 31, 2007 net book value. The Company issued 1,736,631 shares in FPK LLC on May 31, 2008.

Loan Forgiveness Plan: In September 2008, an employee was issued 201,342 shares in FPK LLC at the June 30, 2008 net book value for consideration of a forgivable loan per a loan agreement as part of the employment agreement. Per the loan agreement, as the employee meets certain revenue objectives portions of the loan will be forgiven.

9. Defined Contribution 401(k) Plan

The Company has a defined contribution 401(k) retirement plan (the "Plan") which allows eligible employees to invest a percentage of pretax compensation, limited to the maximum allowed by the Internal Revenue Service regulations. The Company contributes up the six percent of the employees' compensation.

10. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims which have not yet occurred that may be made against the Company. However, based on prior experience, the Company believes the risk of loss to be low.

11. Litigation

The Company was named as a co-defendant in a class action suit filed on December 4, 2006 by the State Teachers Retirement System of Ohio and other plaintiffs against Scottish Re Group ("Scottish Re"), an insurance company for which the Company acted as underwriter in one of various securities

offerings undertaken by Scottish Re in 2005. The proceedings against the Company were based on the underwriting and advisory services that the Company provided to Scottish Re in connection with a December 2005 offering of securities by Scottish Re. At the time the suit was filed the Company estimated that the prospect of loss arising from the claims against the Company was remote because the underwriting agreement governing the relationships between the underwriters (including the Company) and Scottish Re provided for full indemnification of the Company. In addition, the securities offering that gave rise to the claims against the Company occurred in December 2005, when the Company was owned by Swiss Re such that any loss incurred that was not indemnified by Scottish Re would be indemnified by Swiss Re pursuant to the terms of the Share Purchase and Sale Agreement by which Swiss Re sold the Company to a group of private investors (including management and employees of the Company) on June 28, 2006. In a mediation process during the summer of 2008 a settlement was reached and on September 8, 2008 the Court issued an order preliminarily approving a proposed settlement. Moreover, at a fairness hearing held on December 11, 2008, the Court approved the final settlement. Under the terms of the final settlement and the indemnification arrangement with Swiss Re the Company was held harmless in connection with this matter.

The Company has been named as a co-defendant in two derivative class action suits filed in early 2009 by various plaintiffs, including the Louisiana Municipal Police Employees Retirement System, against the Chairman of Bank of America ("Bank of America") and various other officers, directors and advisors of Bank of America and Merrill Lynch & Co., Inc. ("Merrill Lynch") in connection with Bank of America's acquisition of Merrill Lynch in a merger transaction announced on September 15, 2008 and consummated on January 1, 2009. The proceedings against the Company are based on the advisory services that the Company provided to Bank of America in connection with its acquisition of Merrill Lynch, which service included the Company's having issued a fairness opinion to the board of directors of Bank of America regarding the proposed transaction. The prospect of loss arising from the claims against the Company is remote because the engagement letter pursuant to which the Company rendered its advisory services (and fairness opinion) to Bank of America provides for full indemnification of the Company by Bank of America.

The Company has been named as a co-defendant in a class action lawsuit filed in December 2008 by various plaintiffs, including the Fire and Police Pension Association of Colorado, against American International Group, Inc. ("AIG") and various other officers, directors and advisors of AIG in connection with AIG's involvement in Credit Default Swaps ("CDS") and its alleged failure to adequately disclose to shareholders the risks associated with these products. The proceedings against the Company are based on the Company's May 2008 involvement as a co-manager in an equity underwriting of AIG securities. The actions are pending in the Southern District of New York and name AIG, its directors, its auditors, and various investment banks (including the Company) that underwrote AIG debt and equity offerings in 2007 and 2008. The complaint specifically alleges that the underwriters "failed in their obligation to ensure the accuracy of AIG's public filings." The Company will deny all of the Plaintiffs' substantive allegations. The prospect of a loss appears to be remote because the underwriting agreement pursuant to which the Company rendered its services to AIG provides for full indemnification of the Company by AIG.

12. Subsequent Events

In January 2009, the Company paid $28,901,842 of bonuses accrued at December 31, 2008, of which $27,338,995 related to discretionary liabilities per SEC Rule 15c3-1. The remainder of the discretionary bonuses accrued at December 31, 2008 will be paid on July 15, 2009.

The Company made the following capital distributions subsequent to the year ended December 31, 2008: $5,702,635 on January 12, 2009, $4,107,000 on January 30, 2009, $240,000 on February 4, 2009 and $69,152 on March 3, 2009.

13. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company is required to maintain minimum net capital, equal to the greater of $100,000, $225,000 (depending upon the number of equity securities the Company is a market maker in) or 6-2/3% of aggregate indebtedness, as defined. The Company also has a signed proprietary account of an introducing broker-dealer ("PAIB") agreement with its clearing broker which allows it to include assets in its proprietary accounts as allowable assets in its net capital computations.

As of December 31, 2008, the Company had net capital of $48,262,845, which was $47,544,130 in excess of its required net capital of $718,715. The Company's ratio of aggregate indebtedness to net capital was 0.22:1.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 30, 2009

Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
420 5th Avenue, 5th Floor
New York, NY 10018

In planning and performing our audit of the financial statements of Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated March 30, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners of the Company, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP